EXHIBIT 21
SUBSIDIARIES OF CVF TECHNOLOGIES CORPORATION
1.	Ecoval Corporation

2.	G.P. Royalty Distribution Corporation

3.	Xylodyne Corporation

4.	Petrozyme Technologies Inc.

5.	Biorem Inc.